Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec initiates development work on head and neck cancer programs after executing Collaboration Agreement with Nant Capital

•	Builds inherent value into company by in licensing asset ready for mid-stage clinical testing

•	Aims to commence a Phase II clinical study with in licensed antisense-EGFR asset by early 2018

•	Follow-on anti-EGFR ddRNAi program extends Benitec platform technology into oncology

Sydney, Australia, 30 January 2017: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is pleased to announce that it has initiated work on two new oncology pipeline programs after executing a Research Collaboration Agreement with Nant Capital LLC (Nant). This transaction represents a further step in establishing a strategic alliance with Nant around the development and funding of the head and neck cancer squamous cell carcinoma (HNSCC) programs.

Greg West, CEO said “We have hit the ground running in launching into the development of these two oncology programs. The closing of this transaction solidifies the relationship with a well respected, strategic investor who has a high regard for Benitec’s scientific platform and expertise. The clinical stage asset acquired by Benitec, now termed BB-401, performed well in early stage clinical testing and we look forward to progressing it into mid stage clinical trials. The strategic alliance with Nant better positions the company to access funding to support the development of this program as well as longer term capital. Furthermore, this transaction demonstrates we are delivering on our previously communicated strategy of building relationships with long term strategic partners. Benitec can now access capital markets, with Nant as a cornerstone investor, to progress the development of these oncology programs and Benitec’s other programs. Benitec received approval from its shareholders last month to make a placement to Nant and to other investors of up to 60 million ordinary shares.”

Under the terms of the executed Research Collaboration Agreement, Benitec has taken control of the clinical development of BB-401, a recombinant DNA construct that produces an antisense RNA with specificity against Epidermal Growth Factor Receptor (EGFR). This clinically validated molecular target is overexpressed in up to 90% of all HNSCC. According to GlobalData (Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2024, February 2016), approximately 64,000 new patients will be diagnosed annually in the US with HNSCC and 50% of the patients are expected to develop recurrent or metastatic disease, with approximately 13,000 annual deaths expected in the US from HNSCC.

Benitec has assembled a team of experts to articulate the plans for the rapid progression of BB-401 into the next stages of development, which includes plans to meet with the FDA and other regulatory agencies and targets starting a midstage human clinical study early in 2018.

In parallel, the scientific team at Benitec has initated a discovery stage program using its proprietary ddRNAi platform, to develop follow-on anti-EGFR strategies. The clinical data obtained from the BB-401 program will be used to inform the development pathway of BB-501, the ddRNAi DNA construct. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB-401.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Dr Jerel Banks, Chief Investment Officer of Nant Capital said “We are excited to have completed this agreement allowing Benitec to initiate the efforts that will propel these programs forward. We believe that the unique biological and clinical attributes of these compounds may provide new therapeutic approaches for treating head and neck cancer and are looking forward to working with the team at Benitec.”

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations

Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Head and Neck Cancer (GlobalData Report 2016):

Cancers that are known as head and neck cancers usually begin in the squamous cells that line the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat. In 2016, approximately 64,000 new cases of head and neck cancer are estimated to be diagnosed in the U.S., resulting in more than 13,000 deaths. Head and neck cancers are more than twice as common among men as they are among women. Squamous cell carcinoma of the head and neck accounts for more than 90% of all head and neck cancers, and more than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence. The relative five-year survival rate for metastatic head and neck cancers is <38%, and can be as low as 4% for recurrent or metastatic Stage IV disease. Total drugs sales in the HNSCC markets in the seven major markets (United States, France, Germany, Italy, Spain, United Kingdom and Japan) will increase from $386 million in 2014 to $1.53 billion in 2024, at a Compound Annual Growth Rate (CAGR) of 14.8%.

Reference: GlobalData Report (February 2016): Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2024

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com